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                          December 10, 2020

       Alan J. Lane
       Chief Executive Officer
       Silvergate Capital Corporation
       4250 Executive Square
       Suite 300
       La Jolla, CA 92037

                                                        Re: Silvergate Capital
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed December 3,
2020
                                                            File No. 333-251095

       Dear Mr. Lane:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sonia
Bednarowski at 202-551-3666 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance